UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

webMethods, Inc.
(Name of Subject Company)
Software AG
Software AG, Inc.
Wizard Acquisition, Inc.
(Names of Filing Persons – Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

94768C108
(Cusip Number of Class of Securities)

Jochen Deuse
General Counsel Software AG
Uhlandstrasse 12
64297 Darmstadt, Germany
Telephone: +49 6151 92 0
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Peter R. Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________	Filing Party: ______________________
Form or Registration No.: ______________________	Date Filed: ______________________

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

The following press release was issued and made available on Software AG’s website on April 5, 2007.

PRESS RELEASE

Software AG to Acquire webMethods, Inc.

Establishes Leadership in High Growth SOA / BPM Market
Major Step Towards Stated Goal of €1Billion Software Company

Darmstadt, Germany and Fairfax, Va. - April 5, 2007 – Software AG (TecDAX, ISIN DE 0003304002 / SOW), Europe’s largest systems software and Service-Oriented Architecture (SOA) provider, and webMethods, Inc. (NASDAQ: WEBM), a leading business integration and optimization software company, today announced that they have entered into a definitive agreement for Software AG to acquire webMethods in a cash tender offer for $9.15 per share or approximately $546 million.

This transaction will significantly strengthen the combined company’s leadership in the fast-growing SOA and Business Process Management (BPM) markets. Together, the companies bring an expanded product portfolio to a global customer base of over 4,000 organizations and 100 partners in complementary geographies around the globe. Specifically, Software AG will more than double its customer base in North America. This combination also brings complementary industry strengths and minimal customer overlap, providing immediate and mutual access to additional customer segments, particularly in financial services, manufacturing and the public sector. This acquisition builds on the strong reputations and market positions of both companies and is a major step in Software AG’s recently announced plans to more than double its revenue to €1 billion (USD $1.3 billion).

The acquisition will create an industry-leading SOA and BPM product portfolio with unmatched depth and breadth. The portfolio spans SOA Governance & Enablement, BPM and Business Activity Monitoring, Application Integration and Legacy Modernization capabilities.

"This acquisition clearly positions Software AG as one of the global leaders in SOA and BPM. Combining our product portfolio and sales team with those of webMethods gives us a major foothold in the critical North American market," said Karl-Heinz Streibich, CEO of Software AG. “webMethods’ Fabric product family combined with Software AG’s Crossvision SOA suite will provide an end-to-end SOA solution that allows our combined client base to more effectively create, manage and govern their business processes. Together we will be creating truly advanced SOA solutions. We look forward to working with webMethods’ talented team of professionals throughout their organization.”

"By joining forces with Software AG, we’re able to fully capitalize on the highly differentiated and market leading position that we’ve established for our products within the business integration, SOA and BPM markets. Customers will benefit significantly from the greatly expanded product and service portfolio that we will be able to offer them. This combination will provide additional opportunities through our shared partner network, our combined geographical

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strengths and our complementary business models,” said David Mitchell, president and CEO, webMethods, Inc.

Given the complementary nature of Software AG’s and webMethods’ businesses, Software AG expects to recognize synergies through both revenue enhancement and cost savings. "We expect this transaction to be strongly accretive to Software AG’s operating earnings from 2008 onwards," said Software AG’s CFO Arnd Zinnhardt. “Software AG looks forward to bringing our demonstrated track-record for growth and profitability to the combined company.”

The transaction has been approved by the Supervisory Board of Software AG. webMethods’ Board of Directors has also approved the transaction and will recommend that their shareholders accept the offer. The transaction is subject to customary closing conditions, including regulatory approvals, and is expected to close during the second quarter of 2007.

Arma Partners LLP acted as financial advisor to Software AG, and Bear Stearns & Co., Inc. served as financial advisor to webMethods and provided a fairness opinion to webMethods’ Board of Directors. Davis Polk & Wardwell acted as legal advisor to Software AG and Morrison & Foerster, LLP acted as legal advisor to webMethods.

Conference Call/Webcast Information

There will be an analyst and investor conference call conducted by both management teams to discuss the transaction today at 9 a.m. Eastern. To participate in the conference call, US callers can dial (877) 296-2302 and callers outside of the US can dial +1(706) 634-9628, passcode 4886198. A replay will be available until April 12, 2007 at 11:59 p.m. ET for US callers at (800) 642-1687 or +1(706) 645-9291 for callers outside of the US, pass code 4886198. A live web cast of the conference call will also be available at www.softwareag.com and www.webmethods.com, with a replay available for those unable to attend the live session.

Software AG | Uhlandstraße 12 | 64297 Darmstadt | Germany

About Software AG
Software technology to increase the value of enterprise IT systems. Software AG is a global leader in mission-critical software infrastructure solutions based on open standards. At the forefront of advanced Service-Oriented Architecture (SOA), Software AG enables customers to create powerful enterprise applications – especially in heterogeneous IT environments. Software AG’s products Adabas, Crossvision, Natural and Tamino help more than 3,000 customers uncover the full potential of their IT and add value to existing systems. With technology from Software AG, enterprises can: create flexible business applications and processes; extend the value and life of core systems; manage data effectively across the enterprise; and control and govern their Service-Oriented Architecture.

Software AG has more than 35 years of global IT experience and over 2,600 employees serving customers in 70 countries. The company is headquartered in Germany and listed on the Frankfurt Stock Exchange (TecDAX, ISIN DE 0003304002 / SOW). Software AG posted total revenues of €483 million (unaudited) in 2006. www.softwareag.com

About webMethods
webMethods (Nasdaq: WEBM) provides business integration software to integrate, assemble and optimize available IT assets to drive business process productivity. webMethods delivers an innovative, enterprise-class business integration platform that

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incorporates proven integration technology with next generation capabilities into one interoperable set of tools that delivers a unique combination of efficiency, agility and control. webMethods combines industry leadership with a zealous commitment to customers to deliver tangible business value to more than 1,500 global customers. webMethods is headquartered in Fairfax, Va., with offices throughout the U.S., Europe, Asia Pacific and Japan.

Contact for Software AG:
Paul Hughes Paul.Hughes@softwareag.com	Norbert Eder Norbert Eder@softwareag.com
Director Media Relations	Vice President Corporate Communications
Phone +49 (0) 6151 92-1787 Fax +49 (0) 6151 92-1191	Phone +49 (0) 6151 92-1146 Fax +49 (0) 6151 92-1444
US: Scot Hoffman scot.hoffman@fd.com	US: Gerda Yearwood gerda.yearwood@softwareagusa.com
Financial Dynamics	Senior Director Market Development
Phone (212) 850-5617 Fax (212) 850-5790	Phone (703) 391-8295

Contact for webMethods:
John Conley John.Conley@webmethods.com
Director of Public Relations
Phone (703) 460-5996

Important Information

The tender offer for the outstanding shares of common stock of webMethods has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities Exchange Commission ("SEC"). A solicitation/recommendation statement with respect to the tender offer will be filed by webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by Software AG will be available free of charge by contacting Morrow & Co., the information agent for the tender offer, toll free at (800) 662-5200 or by e-mail at tender.info@morrowco.com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

Forward-Looking Statements

This press release and the conference call announced in it contain forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the anticipated timing of filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the expected benefits and costs of the transaction; management plans relating to the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future

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operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, webMethod’s business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks and uncertainties that are beyond the control of Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this press release.

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The following presentation was made available on Software AG’s website on April 5, 2007.

Software AG and webMethods:

Leveraging the North American Platform and Accelerating Growth in
SOA / BPM

Investor Presentation - April 5, 2007

Forward Looking Statement

This presentation contains forward -looking statements that
involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward -looking statements and assumptions. All statements other than statements of historical fact are
statements that could be deemed forward -looking statements, including the anticipated timing of filings and approvals
relating to the transaction; the expected timing of the
completion of the transaction; the expected benefits and costs of the transaction; management plans relating to the transaction;
the ability to complete the transaction considering the various closing conditions, including those conditions related to
antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any
statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any
statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include risks related to the timing or ultimate completion of the transaction; the possibility that expected benefits may not materialize as expected; that, prior to the completion of the transaction, webMethods' business may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and
other risks and uncertainties that are beyond the control of
Software AG and webMethods. Software AG and webMethods disclaim any obligation to update or correct any forward -looking
statements made herein due to the occurrence of events after this presentation has concluded.

April 5, 2007 | Page 2

Software AG to Acquire webMethods

The transaction will establish leadership in the high growth SOA
/ BPM Market

Major step towards stated goal of (euro)1Billion Software Company

April 5, 2007 | Page 3

software AG webMethods

Transaction Rationale

Strategic	Financial
Establishes leadership in high growth SOA / BPM market	EPS neutral in 2007, strongly accretive thereafter
Industry-leading product portfolio combining SOA Governance & Enablement, BPM and BAM, Application Integration, Legacy Modernization	Significant scale benefits
Strengthens US presence and size	Potential synergies due to complementary nature of businesses
webMethods' 1,500+ customers offer considerable cross-selling opportunities	Major step towards stated goal of €1bn+ software company
Complementary industry verticals expertise	Adds to stable maintenance revenue stream
Strengthens global Systems Integrator relationships	Further guidance to be provided post-closing, once integration plans are finalized

Transaction positions Software AG as a leader in the SOA / BPM / Integration markets

April 5, 2007 | Page 4

Software AG and webMethods:

Leadership Potential in the SOA / BPM Market

SOA: $9 billion Global Market by 2009 BPM: $2.6 billion Global
Market by 2011

Major SOA / BPM market segments are:

1. SOA Governance & Enablement

2. Business Process Management 3. Application Integration 4.
Legacy Modernization 5. Application Composition

Source about market potential: IDC

April 5, 2007 | Page 6

Transaction Will Create One of the Leading SOA/BPM Vendors

Integration related global product* revenue (2005)

Source: Gartner

* Product revenues include license and maintenance streams

April 5, 2007 | Page 7

Software AG and webMethods:

Complementary Product Portfolio and Go-to-Market Strategy

Software AG: At A Glance

Leading Provider for SOA-Based Integration and Legacy
Modernization

Over 3,000 customers worldwide

Forrester Wave: Software AG is leading Enterprise Service Bus
Provider

Financial Strength

(euro)483 million ($601 million) in annual revenue 2006 Highly profitable (EBIT margin 23% in 2006) Over (euro)180 million ($224 million) net cash balance as of end of 2006 and continuous high cash generation

Best Practice Methodologies

Customer First Methodology SOA Value Assessment

April 5, 2007 | Page 9

webMethods: At A Glance

Leading Business Integration and Optimization Provider

1,500 customers worldwide

10 of the Fortune 20; 100 of the Fortune 500 200 successful
projects/quarter Leader Gartner Magic Quadrant, Integration
Leader Forrester Wave, Integration -Centric BPMS

Financial Profile

Approximately $209 million in annual revenue

Best Practice Methodologies

Industry Business Case Development Global deployment process

April 5, 2007 | Page 10

Combination strengthens vertical industry coverage

Consumer goods manufacturing Logistics Insurance Government

Banking and Financial services Telecommunication Manufacturing
Process industries

April 5, 2007 | Page 11

Combined Partner Community

April 5, 2007 | Page 12

software AG

webMethods.

Forrester: Software AG and webMethods are Leaders in Integration-Centric Business Process Management Suites and ESB



Risky Bets
Contenders
Strong Performers
Leaders
Strong
Current offering
Weak
Cape Clear Software
BEA Systems
PolarLake
IBM
Progress Software
Fiorano Software
IONA Technoglogies
Software AG
Weak
Strategy
Strong



Risky Bets
Contenders
Strong Performers
Leaders
Strong
Current offering
Weak
webMethods
BEA Systems
IBM
Software AG
SAP
Vitria Technology
Sun Microsystems
Oracle
TIBCO Software
Magic Software
Cordys
Microsoft
iWay Software
Market presence
Weak
Strategy
Strong

FORRESTER

Source: The Forrester Wave™ Integration-Centric Business Process Management Suites, Q4 '06" by Ken Vollmer and Henry Peyret.

The Forrester Wave is copyrighted by Forrester Research, Inc. Forrester and Forrester Wave are trademarks of Forrester Research, Inc. The Forrester Wave is a graphical representation of Forrester's call on a market and is plotted using a detailed spreadsheet with exposed scores, weightings, and comments. Forrester does not endorse any vendor, product, or service depicted in the Forrester Wave. Information is based on best available resources. Opinions reflect judgment at the time and are subject to change.

April 5, 2007 | Page 13

SOA Governance

BPM/BAM

Application Composition

Application Integration

Legacy Modernization

April 5, 2007 | Page 14

Software AG and webMethods:

Revenue Overview

Key Revenue Data (CY 2006)

      Revenue (total)  (euro)  107.9m     ($ 134m)    $  209m    $  343m
              License  (euro)   43.4m     ($  54m)    $   76m    $  130m
          Maintenance  (euro)   25.4m     ($  32m)    $   81m    $  113m
Professional Services  (euro)   39.1m     ($  49m)    $   52m    $  101m

Source: webMethods

Software AG results as of 31.12.06: 1(euro)=1,245$ Combined
totals approximate based on rounding

April 5, 2007 | Page 16

Revenue Structure

Pre-merger revenue profiles are very similar

Note: Estimates based on 2007 financials

April 5, 2007 | Page 17

Revenue by Region

With acquisition, Software AG enhances position in critical North
American market webMethods brings a large pool of SOA-related experts webMethods benefits from Software AG's strong position in
Europe

April 5, 2007 | Page 18

Revenue by Business Line

SOA-related business of combined company will account for almost
50% of total revenue

April 5, 2007 | Page 19

Software AG and webMethods:

Public Tender Offer and Summary

Software AG is Offering a 25.7% Premium

Software AG's offer for webMethods is an all-cash transaction

* Closing price as of Wednesday, April 4, 2007

Software AG's offer

webMethods' prior day closing price*

Median analyst target price**

** Source: Thomson Financial Shares outstanding: 56.8 million

April 5, 2007 | Page 21

Transaction Overview

All-cash transaction

Aggregate consideration of $546 million EPS neutral in 2007, strongly accretive thereafter Tender offer expected to start promptly

Transaction expected to close by end of June 2007

Delisting of webMethods is intended thereafter

April 5, 2007 | Page 22

Summary

webMethods strengthens Software AG's presence in the critical US market

webMethods will bring Software AG a fully owned and leading
BPM/BAM solution and industry -leading SOA product suite

Adds 1,500 customers with significant cross-selling potential
webMethods brings a large pool of SOA-related experts Transaction is strongly EPS accretive from 2008 onwards

Software AG's next milestone: reach (euro)1 billion revenue
target

April 5, 2007 | Page 23

Important Information

The tender offer for the outstanding shares of common stock of
webMethods has not yet commenced. No statement in this
announcement is an offer to purchase or a solicitation of an offer to sell securities. Investors and security holders are urged to read both the tender offer statement and the
solicitation/recommendation statement regarding the tender offer referred to in this presentation when they become available
because they will contain important information. The tender offer statement will be filed by Software AG with the U.S. Securities
Exchange Commission ("SEC"). A solicitation/recommendation
statement with respect to the tender offer will be filed by
webMethods with the SEC. Investors and security holders will be able to obtain a copy of these statements free of charge at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and other documents filed with the SEC by
Software AG will be available free of charge by contacting Morrow
& Co., the information agent for the tender offer, toll free at
(800) 662-5200 or by e-mail at tender. info@morrowco. com, and the solicitation/recommendation statement and other documents filed with the SEC by webMethods will be available free of charge by contacting webMethods Investor Relations at (703) 460-5822.

April 5, 2007 | Page 24

Software AG and webMethods:

Leveraging the North American Platform and Accelerating Growth in
SOA / BPM

Investor Presentation - April 5, 2007

This presentation contains forward -looking statements based on beliefs of Software AG management. Such statements reflect
current views of Software AG with respect to future events and results and are subject to risks and uncertainties. Actual
results may vary materially from those projected here, due to factors including changes in general economic and business
conditions, changes in currency exchange, the introduction of competing products, lack of market acceptance of new products, services or technologies and changes in business strategy.
Software AG does not intend or assume any obligation to update these forward -looking statements.